A.G.P./Alliance Global Partners

590 Madison Avenue, 28th Floor

New York, NY 10022

July 7, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	ShiftPixy, Inc.
Registration Statement on Form S-1 File No. 333-272133

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, A.G.P./Alliance Global Partners, hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. Eastern Time, on July 10, 2023, or as soon as practicable thereafter.

Very truly yours, A.G.P./Alliance Global Partners

By:	/s/ Thomas J. Higgins
Thomas J. Higgins Managing Director